

July 5, 2011

Via E-mail
Albert R. Subbloie, Jr.
Tangoe, Inc.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477

>   **Re: Tangoe, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed June 21, 2011**
>   **File No. 333-166123**

Dear Mr. Subbloie:

      We have reviewed your amended Form S-1 and related supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 14, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2010 and 2011

Revenues, page 65

1.   Your revised disclosures on page 65 refer to the increase in customers during the year ended December 31, 2010 as attributing to the increase in revenue for the three months ending March 31, 2011 compared to the three months ending March 31, 2010. You also disclose that the number of end customers was more than 615 as of March 31, 2011. Please revise further to discuss the change in the number of customers specific to the periods you are discussing or provide further explanation as to why the change in the number of customers during fiscal 2010 would account for the increase in revenue during the first quarter of fiscal 2011.

2.   Also we note that you attribute $3.9 million of the $6.7 million increase in recurring technology and services revenue to an increase in customer revenue. Please tell us what you mean by "customer revenue" and consider revising your disclosure here, as well as the respective disclosure on page 68, to clarify this term.

Years Ended December 31, 2009 and 2010

Income Tax Provision, page 71

3.   You indicate that the increase in your income tax provision for fiscal 2009 to 2010 was primarily due to higher state income tax. Also, you attribute the increase in fiscal 2008 to 2009 to "timing difference" as well as higher state taxes. Considering the various items that impacted your effective tax rate during the last three fiscal years, please explain further how your disclosures adequately address the fluctuation in your tax provision. Also, as it relates to fiscal 2008 compared to fiscal 2009, explain further how "timing differences" impacted your effective tax rate and ultimately your tax provision.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-29

4.   We note your response to prior comment 3 and your revised disclosures in Note 10. To the extent that the increase in fair value of warrants for redeemable convertible preferred stock and foreign operating losses also impacted your rate reconciliation for fiscal 2008 and 2009, revise to disclose such impact on the appropriate line items in your reconciliation table.

Note 13. Stockholders' Deficit

Preferred Stock and Common Stock Warrants, page F-37

5.   We note in your response to prior comment 4 that you will evaluate your Dell relationships on a quarterly basis to determine if the attainment of any of the annual performance goals has become "probable." Please revise your disclosures to clarify that your warrant expense is based on those goals that are probable of achievement as opposed to referring to those warrants that are "unlikely" to be earned. Similar revisions should be made in your discussion of the IBM warrants where you also refer to this "unlikely" notion.

You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: <u>Via E-mail</u>
        John A. Burgess, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP